

November 12, 2009

Mr. Garth Wong
Chief Financial Officer
Oilsands Quest Inc.
800, 326 – 11th Avenue SW
Calgary, Alberta, Canada T2R 0C5

> **Re:** **Oilsands Quest Inc.**
> **Registration Statement on Form S-1, Amendment No. 1**
> **Filed November 4, 2009**
> **Response Letter Dated October 26, 2009**
> **File No. 333-162023**

Dear Mr. Wong:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   It appears that your registration statement, as amended, is intended to cover only the resale by selling shareholders of the 99,598,673 shares of common stock identified in your registration statement. If true, please clarify on your prospectus cover page that the registration statement relates solely to the resale of such shares.   In addition, please make conforming changes throughout your filing. For example, we note your statement on the prospectus cover page that "[w]e may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective."

Selling Securityholders, page 20

2.   We note your response to our prior comment 4 and your statement that none of
        the selling shareholders themselves are broker-dealers. However, this statement
        does not appear to be consistent with your disclosure in note 5 at page 26 of your
        filing that Ben J. Hadala, Ernie Antonchuk and Colin Campbell are registered
        broker-dealers. Please advise or revise your disclosure to address this apparent
        inconsistency. In addition, we note your statement in your response regarding the
        circumstances in which the selling shareholders that are affiliated with broker-
        dealers acquired the shares reflected in the registration statement. Please provide
        such disclosure in your amended filing.

Exhibit Index, page 47

3.   We note that you intend to file a form of warrant indenture, form of warrant
        certificate and form of subscription receipt agreement by amendment. Please
        advise us how such documents relate to this registration statement and whether
        you intend to file them before requesting acceleration of effectiveness of the
        registration statement.

Exhibit 5.1 – Legality Opinion

4.   Please obtain and file an updated legality opinion reflecting the changes made in
        Amendment No. 1.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director